

September 19, 2013

Via E-mail
Chih-Hsiang (Thompson) Lin
President and Chief Executive Officer
Applied Optoelectronics, Inc.
13115 Jess Pirtle Blvd.
Sugar Land, TX 77478

> **Re: Applied Optoelectronics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 11, 2013**
> **File No. 333-190591**

Dear Dr. Lin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal and Selling Stockholders, page 125

1. Please tell us whether any of the selling stockholders are affiliates of a broker-dealer. A selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless you disclose in this prospectus, if true, that: the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

2. Please disclose all material relationships you and your affiliates had with the selling stockholders during the past three years. In this regard, please expand your disclosure currently in footnote 11 to address when all selling stockholders acquired the offered shares and the amount of consideration that you received when you sold those shares. If

the selling stockholders acquired the offered shares more than three years ago, please tell us when the selling stockholders acquired the shares and the amount of consideration that you received.

3.   Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by the entities mentioned in the table.

Exhibits 1.1 and 10.10.10

4.   Please ensure that these exhibits are complete. We note that exhibit 1.1 is missing annexes and exhibit 10.10.10 is missing exhibit B-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Frank S. Wu, Esq.